Exhibit (a)(1)(L)

CONFIDENTIAL

February 20, 2026

As an investor in TCW Direct Lending VIII LLC, (“DL VIII”) you should have received an email on January 14, 2026 containing information regarding an exchange offer pursuant to which you may elect to tender all or a portion of your units in DL VIII (the “DL VIII Units”) in exchange for an equal number of units of TCW Specialty Lending LLC (the “Perpetual Fund” and such units, the “Perpetual Fund Units”).

Please be advised that the expiration date for the exchange offer as described in the offer to exchange memorandum distributed to unitholders (the “Offer to Exchange”) and the related letter of transmittal (the “Letter of Transmittal”), each dated January 14, 2026, and other documents related to the exchange offer (which together, as they may be amended and supplemented from time to time, constitute the “Offering Materials”) has been extended to March 6, 2026 at 5:00 p.m. New York City time. As of Thursday, February 19, 2026 at 7:00 p.m. New York City time, approximately 1.8% of unitholders have elected to exchange DL VIII Units for an equivalent number of Perpetual Fund Units. We are extending the exchange offer to accommodate a significant number of unitholders who requested additional time for due diligence, investment committee meetings, and documentation completion.

For the full Offering Materials, please refer to the email previously sent to you or the SEC’s website at https://www.sec.gov/Archives/edgar/data/1825265/000119312526012276/d816341dsctoi.htm. Please note that all references in the Offering Materials to 5:00 p.m. New York City time, February 20, 2026 or to the “Expiration Date” of the exchange offer are hereby amended to refer to 5:00 p.m. New York City time on Friday, March 6, 2026. The Offering Materials otherwise remain unchanged.

If you have already tendered your DL VIII Units and still wish for such DL VIII Units to be repurchased, you do not need to take any further action.

Please feel free to contact Hudson Evei at (617) 936-2277 or via e-mail at hudson.evei@tcw.com or Will Lloyd at (646) 656-3935 or via e-mail at william.lloyd@tcw.com if you have questions.